UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

2015 First Half Earnings Conference

KB Financial Group Inc. will hold its 2015 First Half Earnings Conference on Thursday, July 23, 2015. A live webcast of the conference and the presentation materials will be available in both Korean and English on its IR website at www.kbfg.com. Investors may dial-in to participate in the conference call during the Q&A session following the presentation.

•	Date:	Thursday, July 23, 2015

•	Time:	16:00 (Korea time)

•	Format:	Live webcast and conference call

•	Language:	Korean and English. Simultaneous interpretation will be available for English-speaking participants.

•	Agenda:	2015 First Half Earnings Results and Q&A

•	Q&A via telephone

	• From overseas:	82-31-810-3063

	• From Korea:	031-810-3063

	• Pass code:	6412#

	• Q&A code:	*1

•	To listen to a recording of the webcast and conference call:

Instructions

1. Dial

	• From overseas:	82-31-931-3100

	• From Korea:	031-931-3100

	2. Press listening code:	19681#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 15, 2015	By:	/s/ Jong-Hee Yang
(Signature)

	Name:	Jong-Hee Yang
	Title:	Deputy President